 Exhibit 99.1

For Immediate Release - Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CREDIT FACILITY RENEWAL AND EXTENSION

CALGARY, ALBERTA (July 18, 2016) - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce the completion of its semi-annual borrowing base redetermination and the renewal of its syndicated credit facilities (the “Credit Facilities”). Effective July 15, 2016:

•	the total commitments under the Company’s Credit Facilities have been set at $365 million;
•	the Credit Facilities are comprised of a $210 million revolving facility (the “Revolving Facility”) and a $155 non-revolving facility (the “Term Facility”); and
•	the maturity date of the Revolving Facility has been extended to July 1, 2017, and may be further extended for a period not to exceed 3 years, and the maturity date of the Term Facility has been set at November 11, 2016.

Bellatrix continues to be actively engaged in several initiatives intended to reduce outstanding indebtedness, and specifically to repay the Term Facility in full prior to its maturity date. In the past several months, Bellatrix has completed a $75 million facilities monetization transaction (announced on May 13, 2016) and a non-cash asset acquisition from Grafton Energy Co I Ltd. (announced on June 16, 2016), and has entered into an agreement to complete a $112.5 million minority working interest sale in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") to Keyera Partnership that is expected to close in August 2016 (announced on July 7, 2016). Bellatrix intends to use the cash proceeds from the Alder Flats Plant sale to partially repay indebtedness outstanding under the Credit Facilities, and upon completion of the Alder Flats Plant sale, Bellatrix will have reduced outstanding bank debt by approximately 44% from the $359 million balance outstanding at March 31, 2016.

Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination.

In connection with the establishment of these revised Credit Facilities, the Company has entered into an amended and restated credit agreement, a copy of which will be filed with Canadian and US securities regulatory authorities and thereafter may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov).

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward looking statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “may”, “intends”, “will”, “expects“ , “expected”, “intends”, “anticipates“, and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning management’s assessment of future plans and operations, management’s expectation that the Alder Flats Plant sale will close in August 2016, and management’s intention to use the cash proceeds of the Alder Flats Plant sale to partially repay indebtedness outstanding under its syndicated credit facilities, the Company’s ability to engage in various initiatives intended to reduce outstanding indebtedness and to repay the Term Facility in full prior to its maturity date, and management’s expectation that upon completion of the Alder Flats Plant sale, Bellatrix will have reduced outstanding bank debt by approximately 44% from the $359 million balance outstanding at March 31, 2016.

To the extent that any forward-looking statements contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit, the risk that the borrowing base under the Company’s Credit Facilities is reduced to a level lower than the current amount outstanding and that Bellatrix is unable to repay the portions in excess of such borrowing base when and if required, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.